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Black-ownedWomen-ownedMinority-ownedLGBTQ-owned
Red's House

Caribbean Restaurant

Coming Soon ;)
San Francisco, CA 94102
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Red's House previously received $27,500 of investment through Mainvest.
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Updates 17
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $15,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Red's House is seeking investment to renovate and Purchase New Equipment.
Generating RevenueRenovating LocationFirst LocationLease SecuredOperating Pop-ups
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Red's House is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

IN YOUR HONOR Invest $500 or more to qualify. 20 of 20 remaining

You will receive a complementary Dinner and Drinks for 2 during the first year of our opening.

PRIVATE AFFAIR Invest $1,000 or more to qualify. 50 of 50 remaining

We are going to host a very exclusive Private event before opening to the public and you're Invited. You and your plus one. We will give you a grand tour of the restaurant that you helped us build. With this $1,000 or more investment, it's your restaurant for the night too.

This is a preview. It will become public when you start accepting investment.
OUR STORY

We are More than just a mother & son duo. Together we have created the ultimate Caribbean experience here in San Francisco. Red's house is a Caribbean Institution, inspired by backyard gatherings, where "time doesn't exist as we laugh, share dishes and tell stories".

Creating dishes through experimentation that not only display creativity and depth but push the boundaries of what Caribbean food looks and tastes like.
Share the heritage art of preparing and cooking traditional Jamaican dishes with San Francisco and Beyond.
Old meets New in this heritage driven Modern Caribbean eatery
Owned and Operated by Mother & Son
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Our mission has always been to take back control of our cultural narrative by retaining the Identity of our food and presenting it in an authentic and meaningful way. This becomes truly possible with the opening of RED'S HOUSE.

By creating an immersive dining experience through sight, sound, smell and taste

Our goal is for you to gain an introspective appreciation for the evolution of our heritage through the dishes we share with you.

I have been trained in the heritage art of preparing and cooking traditional caribbean dishes.

This is a preview. It will become public when you start accepting investment.

PRESS

A Popular Pop-Up Aims to Open San Francisco's Only Full-Fledged Jamaican Restaurant

After its recent pop-up run came to an abrupt end, Red's House is looking to lay down roots in SF

Everything You Need To Know About San Francisco's Epic Outside Lands Food And Drink Lineup

San Francisco's iconic Outside Lands Music and Arts Festival is back and bigger than ever this year, announcing its most epic food and drink menu to date. The extensive festival menu is featuring 85 restaurants and over 40 wineries and over 30 breweries.

Outside Lands reveals top-tier food and drink lineup for 2021 return

The San Francisco music festival returns with 85 restaurants, more than 40 wineries and 30 breweries.

25 Must-eat Bay Area Dishes for 2020

These are the most delicious dishes our critic ate last year. How many can you try?

How a bowl of braised oxtails can paint a vision of San Francisco's past and future

Oxtails have a humble origin and remain a staple in black households. For many young...

17 Essential Black-Owned Restaurants in the Bay Area

From Liberian cuisine to vegan BBQ to French-inspired fare.

Pure Fire

The Story of Red's House, One of San Francisco's Last Black-Owned Restaurants. A Journey Told Over Four Chapters.

'Reds House SF' Pops Up With Jamaican Fare At 'Joint Venture Kitchen'

This will be the third pop-up event at the recently debuted incubator kitchen.

Have we reopened too soon? Bay Area food community weighs in

While the Bay Area has slowly been allowing restaurants to reopen, the process has garnered a mixed reaction. We talked to eight diners, restaurant owners and workers to get their perspectives.

How to Support the Black Community in SF Right Now

From nonprofits and community organizations to restaurants and bookstores.

This is a preview. It will become public when you start accepting investment.

2014
First Official Pop Up

I Hosted my First pop up Dinner in my San Francisco Apartment through the platform EatWith. It was 2014 and we sold out.

2017
Joined Leading Pop-Up Platform Feastly

In 2017 after 2 years of hosting sold out pop ups in my home, we quickly realized that we needed access to bigger spaces. As well as more resources!

2018 - 2019
ChefsFeed acquires Feastly

ChefsFeed offers our wildly successful pop up an opportunity to focus on growing our brand into something more substantial and permanent.

2019
RED'S HOUSE joins RESY

In 2019 we formalize our business with a plan, operating agreement, LLC, and all the necessary legalities to form an official business. We join the RESY reservation family and are able to operate Lunch and Dinner in addition to our continued pop ups within the space.

FEB 2020
Capital Raise

We have found immense press at this point, we have secured a location and are working with an angel investor, brokers and have finalized a lease agreement for our First Brick and Mortar Space in SF.

MARCH 2020
Covid-19

We are a week away from signing the lease and suddenly, the world stops.

MAY 2020 - JUNE 2021
Ghost Kitchen Opened

With a team of 2 consisting of myself and Chef Sharon, we manage to serve thousands of takeout/delivery meals from our tiny commissary kitchen. All while forfeiting pay for ourselves so that our business could survive. It is here where we learn more about operating a ghost kitchen restaurant and work to build a reputation for the best food available in the bay.

JUNE 2021
AMEX x RESY POP UP invites Red's House to be a part of the series

American Express® Gold Card Picnic in the Park: San Francisco. Chef-prepared picnic bundles, curated by Resy. We're calling it now: This will be the summer of picnics. And on June 26 and 27, you can enjoy the ultimate al fresco feast, available for one weekend only. These picnic bundles include a three-part lunch prepared by local chefs, dessert by an award-winning bakery, plus more goodies — all the essentials for a picnic done right. Picnic bundles are available via Resy for pickup in New York, Boston, Los Angeles, and San Francisco. Each package costs $45 and can be purchased for one, two, three, or four persons. American Express® Gold Card Members receive special benefits, including exclusive access to tickets and additional items in their picnic packages.* Add your American Express Gold Card to your Resy profile to unlock access.

JULY 2021
Grown out of Tiny Commissary Kitchen

It has been a hard and long road but we managed to survive and grow out of our space as more small business decide to try their hand at takeout/delivery. There just is not enough room to run our business so we temporarily close.

OCT 29 – OCT 31, 2021
OUTSIDE LANDS invites us to be a Vendor

The Outside Lands Music and Arts Festival is a music festival held annually in San Francisco, California, at Golden Gate Park. The festival is produced by Another Planet Entertainment, Superfly Presents, and Starr Hill Presents. It is the largest independently owned music festival in the US. Attendance: 250,000

2022
Capital Raise

We were able to secure a Restaurant Space in San Francisco. With our lease negotiations finalizing, we are entering our next phase of remodel and hiring. This raise will help us open our doors, purchase equipment and hire a staff that we will pay a living wage.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Christopher Russell
Executive Chef

My name is Christopher Russell, and I'm one of the last remaining Black chefs in San Francisco.

I strive to create the Ultimate Caribbean Experience in the Bay Area.

Red's House started as a Jamaican Pop-Up Dinner Series but has evolved into so much more, inspired by backyard gatherings, where 'time doesn't exist as we laugh, share dishes and tell stories'.

I'm Chef Christopher and my mother Chef Sharon taught me how to cook at age 10 and her grandmother taught her at age 10. I have been trained in the heritage art of preparing and cooking traditional Caribbean dishes. My great-grandmother trained my mom to trust her instincts and to create dishes through experimentation that not only displayed creativity and depth but pushed the boundaries of what Caribbean food looks and tastes like.

There is so much love for the islands, my food and our culture. I knew I had to create an experience for San Francisco to have a Taste of the Tropics.

Pure fire is a story of determination and having the drive to do whatever it takes to achieve your dreams. This is the story of Red's House 🌴

The Last Black Chef Podcast is about the Implications and the consequences of being gay and one of the last black chefs in San Francisco. Told from a first-person narrative, Christopher Russell explores his culture, food and various experiences he has had throughout his life that has shaped him into the chef he is today. He also discusses being the Chef-Owner of Red's House, One of San Francisco's Last Black-Owned Restaurants.

https://www.eatreds.com
https://blog.resy.com/reds-house/
https://www.audible.com/pd/Podcast/B08K55Y3SR

My Interests have evolved and my unrelenting passion for creativity has led me to Introducing the Caribbean flavor to the Bay Area. Further, I have over 15 years' experience in the sales industry, having worked my way up to Luxury sector Operations Director. My expansive experience has prepared me for a path in the hospitality Industry.

My history of exceeding monthly, quarterly and yearly sales goals by maintaining and constantly improving the company's competitive position in the high-end luxury sector has prepared me on the business side of things.

I've established strong sales teams by educating and motivating employees through interviewing, training, coaching and team building activities. Recognized for successfully operating within a balanced budget in addition to dramatically reducing external and internal shrinkage.

●Consistently increased sales and expanded profitability in multiple store locations.

●Diverse background in the retail marketplace, selling luxury lines.

●Solid understanding of retail operations including stock procedures, buyer operations, and management

●Expertise in molding individuals at various skill levels and backgrounds into a cohesive team in order to provide excellent customer service to anchor brands in the marketplace

Despite being in a different industry, I am confident that I can bring this level of success with me to my new endeavors.

Sharon Russell
Culinary Advisor

Culinary Advisor of Red's House.

Attended Culinary School In Kington Jamaica and then emigrated to America to further her studies and start her own successful catering company.

Owned and Operated a successful catering company in New York City for 20 years.

This mother of 3 has dedicated given her life to creating opportunity for others around her and creating an Environment of transparency, kindness and loyalty to those around her.

Upon learning of her eldest Son wanting to follow in her footsteps and pursue his dreams as a culinary entrepreneur, Mama Bear jumped into action and couldn't be happier to stand by his side as Chef Christopher becomes the man he was destined to be.

This is a preview. It will become public when you start accepting investment.
HOW A BOWL OF BRAISED OXTAILS CAN PAINT A VISION OF SAN FRANCISCO'S PAST AND FUTURE

Oxtails at Red's House remind me of home in a city where, until now, I never thought I would find it. - Justin Phillips of The San Francisco Chronicle

This is a preview. It will become public when you start accepting investment.

JAMAICAN POP-UP RED'S HOUSE OFFERS A VEGAN SOUP OF RED PEAS, IT'S LIKE A HUG IN A BOWL. - SOLEIL HO FOOD CRITIC

Simmered with lots of thyme and spices and served with juicy pieces of corn on the cob and hot dog-shape dumplings. The soup is blended to mimic the thickening properties of ham hocks and chicken feet.

Updates

MAY 4TH, 2022

We have NEWS for our gorgeous INVESTORS.... and to those 190 or so that are just watching ;) You have 2 days left to support a deserving small business.

" 2 Days Left! We are BEYOND excited that we have already raised $27k towards our goal on our Mainvest campaign! It's not too late to invest! Follow the link in our bio to learn more."

Join us in making our dream a reality, this isn't only for us, this is for everyone who believed in us since the beginning, those who discovered us during the pandemic and those that have just found us now.

Although we raised 27k, Opening a Restaurant in SAN FRANCISCO is very expensive. OUR MAX on the platform IS 250k, So please please please get the word out and yes we are actively seeking Angel Investors, VC'S, and any investments on MAINVEST of course!!!!

To those who have already invested, THANK YOU, please share with your family and friends! To anyone still watching, please let us know if you have any questions and we would be happy to answer them. Let's finish strong!"

PS - WE HAVE 2 LOCATIONS AS STRONG CONTENDERS. We should have a lease very soon! RED'S HOUSE will become an institution for diversity and inclusively for all. I'm a GAY JAMAICAN MAN and I'm proud to have the support of my beautiful family that have never made me feel wrong for being who I am and allowed me to grow into the MAN I am today. #PERIODT

APRIL 22ND, 2022

Thank You for your continued support, for riding with us. It's not in vain!

I was answering a question from one of our investors, Wendy. But I felt the need to share this with all of you!

In a perfect world, we would of loved or would love to reach an investment of $250k. But the reality is that because of who we are and what we look like, I hate to say it but we have to work twice maybe three or four times harder than that of our Non-Black counterparts.

Our food is the BEST CARIBBEAN , our Hustle is stronger than most; having survived the closures of the pandemic was no easy feat yet with a proven concept. Our plan is to pair this fund raise with savings and lease our own restaurant.

Realistically, We are close to securing a space that will allow for catering, takeout/delivery and dine-in. Not the fine dining that I envision but as we continue to work hard and grow our business in the after math of this global crisis, I ask that you have faith that we can make very little go a long way. It's something we had to learn to do, when opportunity isn't given we must hold on to everything we are presented with.

Thank you for your continued support!

APRIL 5TH, 2022

POP UP DINNER MENU 4/16 : TICKETS ON SALE NOW @TASTEMADE.COM

APRIL 5TH, 2022

POP UP DINNER MENU 4/15 : TICKETS ON SALE NOW @TASTEMADE.COM

APRIL 2ND, 2022

OUR FIRST LIVE EVENT IN 3 YEARS......

Modern Caribbean Cannabis Infused Menu

REDS HOUSE SF x Bad Bwoy Eats Present : Pure Fyah - A Modern Caribbean Cannabis Dinner Series

A Celebration of Life, Love & Heartbreak

Chef Christopher from RED'S HOUSE SF has partnered with BAD BWOY EATS to create a first of its kind Modern Caribbean Cannabis infused menu, say that five times fast.

We have teamed with Jaime Feaster of Country Cannabis to start the night off right on a very high note.

For this Special Dinner series we have also partnered with BAD BWOY EATS resident weed sommelier to curate and provide us with beautiful strains that will be divided between five courses over 3 hours.

This hits different than consuming a similar quantity of THC in one recipe in a matter of minutes. Edibles take time to digest—think one to two hours —so by micro-dosing each dish and spreading out the courses, we have found that this approach creates a mellower, smoother experience.

My name is Christopher Russell, and I'm one of the last remaining Black chefs in San Francisco.

I strive to create the Ultimate Caribbean Experience in the Bay Area.

Red's House started as a Jamaican Pop-Up Dinner Series but has evolved into so much more, inspired by backyard gatherings, where 'time doesn't exist as we laugh, share dishes and tell stories'.

I'm Chef Christopher and my mother Chef Sharon taught me how to cook at age 10 and her grandmother taught her at age 10. I have been trained in the heritage art of preparing and cooking traditional Caribbean dishes. My great-grandmother trained my mom to trust her instincts and to create dishes through experimentation that not only displayed creativity and depth but pushed the boundaries of what Caribbean food looks and tastes like.

There is so much love for the islands, my food and our culture. I knew I had to create an experience for San Francisco to have a Taste of the Tropics.

Pure fire is a story of determination and having the drive to do whatever it takes to achieve your dreams. This is the story of Red's House 🌴

The Last Black Chef Podcast is about the Implications and the consequences of being gay and one of the last black chefs in San Francisco. Told from a first-person narrative, Christopher Russell explores his culture, food and various experiences he has had throughout his life that has shaped him into the chef he is today. He also discusses being the Chef-Owner of Red's House, One of San Francisco's Last Black-Owned Restaurants.

https://blog.resy.com/reds-house/

https://www.audible.com/pd/Podcast/B08K55Y3SR

Join us for a night you'll never forget.... 21 and over, Grown and Sexy.

VIP

Chefs Guests are limited to 10 seats but allows preferred seating before all other guests and allows seating at the Chefs Table and the Chefs will serve guests directly creating the ultimate VIP dinner experience.

After 3 years, Red's House SF is back doing what we love. After all this is how it started, whether you've been a fan or a brand new diner; WELCOME!

Our brand is all about having fun, being yourself and positive vibes. This is an immersive modern Caribbean series w cannabis but don't worry mon, we'll take care of you.

If you would like to continue to support our small business and build San Francisco's first Caribbean restaurant then check out us out here https://mainvest.com/b/reds-house-san-francisco

BTW, Since you bought your ticket the musical guest is PALMISTRY.

https://www.dummymag.com/features/palmistry-afterlife/

http://mixpakrecords.com/artists/featured/palmistry/

See you soon my loves

Chef Christopher xoxoxoxoxoxo

MARCH 17TH, 2022
OPEN NOW FOR DELIVERY ONLY.... NO PICK UP, NO TAKEOUT, WE. REPEAT. DELIVERY ONLY

AND JUST LIKE THAT...

WE ARE OPEN NOW FOR DELIVERY ONLY.... NO PICK UP, NO TAKEOUT, WE. REPEAT. DELIVERY ONLY https://ezcater.com/catering/reds-house-san-francisco

INVEST TO EAT IN PERSON AT OUR BRAND NEW RESTAURANT....

MARCH 4TH, 2022
CATERING IS BACK
CATERING IS BACK

https://www.ezcater.com/catering/reds-house-san-francisco

FEBRUARY 16TH, 2022
TASTEMADE presents Chef Christopher's Jamaican Cooking 101 series

Welcome to Chef Christopher's Jamaican Cooking 101 series. - https://www.tastemade.com/chef-christopher/experiences/19586-jamaican-cooking-101-series-jamaican-rice-peas

It is here that you will learn how to master the art of heritage cooking while learning about my culture, the history of the dishes and tips and tricks that will make you the envy of all others in the kitchen.

This week we will be making Jamaican Rice and Peas, a highly sought after dish worldwide and a staple in Caribbean households around the world. Every week we showcase an interactive online cooking class with Different Recipes.

Here we will be preparing it like we do in my Restaurant Red's House; www.eatreds.com xoxo

FEBRUARY 8TH, 2022
Resy Presents Pure Fire The Story of Red's House, One of San Francisco's Last Black-Owned Restaurants. A Journey Told Over Four Chapters. By Christopher Russell, Chef-Owner of Red's House.

***

The truth is that even before the pandemic hit, I was already having a hard time maneuvering the restaurant scene in San Francisco.

My background is in social media and fashion, so there were a lot of restaurant people here that didn't take me seriously and wouldn't give me a chance to prove that I could cook with the best of them.

Yet I'm so grateful to have gone through these rejections because I wouldn't have gone through an important transition.

And I definitely wouldn't be the chef I am today.

https://blog.resy.com/reds-house/

So this is my story.

JANUARY 21ST, 2022
WE'VE SECURED A LOCATION!!!!!!!!!!!!

Good News upon Good News, Tell everyone you know that would love a cool, upscale Caribbean spot in the city.

We have negotiated 2 different locations, They are both accessible and gorgeous. We can't wait to dance with you, sing with you and cheers to an amazing meal and a brand new year full of opportunity.

All we need to do is raise this money and sign the lease, they are fighting to have us in their buildings. :)

As a Chef of color, A Man of color, A gay man of color, a person of color living in 2022, My dream is to provide the most exquisite service for all of you. To provide a VIP service where VIP doesn't exist and to build community, a community of people that appreciate our culture. Love our food, out heritage and traditions!

LET'S GO!!!!!!!

JANUARY 4TH, 2022

RED'S HOUSE is planning for the worst case scenario.

Hello Everyone,

To our generous Investors that have shown us continued support, to the new supporters that have just come our way. FEAR NOT!

I have to address the elephant in the room because we can't pretend like it's not there, as Covid cases continue to surge. I want to personally assure those of you watching, deciding whether or not this seems like a good opportunity for you.

And to those of you that have decided to go ahead and invest anyway despite all the odds not being in our favor, I will say this. We have more of an understanding now than we did prior when we first encountered this invisible enemy and I want to make it very crystal clear to you that given the choice to work without pay again just to provide all of you with the ultimate Caribbean experience. I CHOOSE YOU!

I don't care if I do have to set up a make shift restaurant on the side of the road, YOU ARE GETTING what I promised.

We are SO close yet so far away so please, post and share and like and tell everyone you know that you want this, NO you need this. I am always here for you and I want you to reach out on my social media, through email or just call us.

From Chef Christopher and Red's House with lots of love... BIG UP YOURSELF, ONE LOVE!

DECEMBER 22ND, 2021
I'm very excited to announce my new PARTNERSHIP w Tastemade.

Hello to everyone here,

Hope this update finds you all in good spirits and with an optimistic outlook on the year ahead. To say that it's been a rough couple of years would be an understatement.

We are all still trying to retain our previous way of life or parts of it, the one where we could freely dine in or out and go on adventures of our own making. Whether those adventures take us across the globe or to the local neighborhood eatery.

This opportunity with TASTEMADE has been a product of pivoting our skillset to still have a source of Income for us and our families. Not only that but it also serves as a direct connection between the ones that may have provided a memory for us that reminds us of when times were better.

We weathered the storm (MARCH 2020) till now and we continue to fight. We will never give up, even with the worst odds against us. Until I get to see you again, Lets connect here...

https://www.tastemade.com/chef-christopher-russell

DECEMBER 6TH, 2021
Get to know the Chef Behind RED'S HOUSE as he explores experiences that made him who he is today.

My name is Christopher Russell, and I'm one of the last remaining Black chefs in San Francisco.

I strive to create the Ultimate Caribbean Experience in the Bay Area.

Red's House started as a Jamaican Pop-Up Dinner Series but has evolved into so much more, inspired by backyard gatherings, where 'time doesn't exist as we laugh, share dishes and tell stories'.

I'm Chef Christopher and my mother Chef Sharon taught me how to cook at age 10 and her grandmother taught her age 10. I have been trained in the heritage art of preparing and cooking Traditional Caribbean Dishes. great-grandmother trained my mom to trust her instincts and to create dishes through experimentation that not only displayed creativity and depth but pushed the boundaries of what Caribbean food looks and tastes like.

There is so much love for the islands, my food and our culture. I knew I had to create an experience for San Francisco to have a Taste of the Tropics.

Pure fire is a story of determination and having the drive to do whatever it takes to achieve your dreams. This is the story of Red's House 🌴

The Last Black Chef Podcast is about the Implications and the consequences of being gay and one of the last black chefs in San Francisco. Told from a first-person narrative, Christopher Russell explores his culture, food and various experiences he has had throughout his life that has shaped him into the chef he is today. He also discusses being the Chef-Owner of Red's House, One of San Francisco's Last Black-Owned Restaurants.

https://www.eatreds.com

https://blog.resy.com/reds-house/

https://www.audible.com/pd/Podcast/B08K55Y3SR

NOVEMBER 17TH, 2021

Our very survival depends on our ability to stay awake, to adjust to new ideas, to remain vigilant and to face the challenge of change.

"Becoming an entrepreneur is like walking through flames. You either ignore it, deal with it or be engulfed by it. You must realize when you make it, the burns will heal and you'll become a better person because of it."
— James Jean-Pierre

We are at the very beginning of making a substantial impact on our community and the surrounding communities. Please find NEW PERKS coming very soon, we offer these perks because not only are you investing your money but there has to be a faith involved in believing in someone else's dreams. This is the least we can do for your SUPPORT!

$350 : 2 Dinner Passes (Good for 2 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 2 dinners are on us for you and a special guest. (Must be used within the first 6 months of opening or will be subject to expiration.)

$2500 : 6 Dinner Passes (Good for 2 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 6 dinners are on us for you and a special guest. (Must be used within the first 6 months of opening or will be subject to expiration. May be used together in one seating or multiple seatings to accommodate larger parties up to 12.)

$3500 : 6 Dinner Passes & Meet and Greet w Chefs (Good for 2 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 6 dinners are on us for you and a special guest. The Chefs will come to your table for a personal interaction with you and your guest.

(Must be used within the first 6 months of opening or will be subject to expiration. May be used together in one seating or multiple seatings to accommodate larger parties up to 12.)

$5500 : 7 Dinner Passes & Meet and Greet w Chefs (Good for 3 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 7 dinners are on us for you and special guests. The Chefs will come to your table for a personal interaction with you and your guest.

(Must be used within the first 6 months of opening or will be subject to expiration. May be used together in one seating or multiple seatings to accommodate larger parties up to 14.)

$6500 : 8 Dinner Passes, Meet & Greet w Chefs and Private tour of Kitchen (Good for 3 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 8 dinners are on us for you and special guests. The Chefs will come to your table for a personal interaction with you and your guest. After your meal, come behind the scenes to witness the magic as you briefly watch the chefs at work.

(Must be used within the first 6 months of opening or will be subject to expiration. May be used together in one seating or multiple seatings to accommodate larger parties up to 16.)

$7500 : 9 Dinner Passes, Meet & Greet w Chefs, Private tour of Kitchen and Private cooking lesson. (Good for 3 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 9 dinners are on us for you and special guests. The Chefs will come to your table for a personal interaction with you and your guest. After your meal, come behind the scenes to witness the magic as you briefly watch the chefs at work. You will also be able to schedule a time with the Chefs to learn how to make a signature dish in the restaurant.

(Must be used within the first 6 months of opening or will be subject to expiration. May be used together in one seating or multiple seatings to accommodate larger parties up to 18.)

$15000 : 13 Dinner Passes, Meet & Greet w Chefs and Private tour of Kitchen (Good for 3 Guests)

With these passes there will never be a wait when Red's opens its doors in San Francisco. There will always be a table available for our VIP, also the first 13 dinners are on us for you and special guests. The Chefs will come to your table for a personal interaction with you and your guest. After your meal, come behind the scenes to witness the magic as you briefly watch the chefs at work. You and 2 guests will also be able to schedule a time with the Chefs to learn how to make a signature dish in the restaurant. Leave with signed swag and social media posts on all our social media channels.

(Must be used within the first 6 months of opening or will be subject to expiration. May be used together in one seating or multiple seatings to accommodate larger parties up to 26.)

NOVEMBER 9TH, 2021
24 Days To Go, Let's Do This!

Hi everyone,

I just want to take the time out to thank those that have stopped by to take a look and those that have invested with us. With 24 Days to go with this raise, we are confidant that we can meet our goal or even exceed it.

Our ask might seem small to most but as a young, hungry and willing to sacrifice everything to fulfill my dreams person; Our journey has been making the most with very little. The opportunity that our White counterparts get does not trickle sown to us and the reality is that unfortunately it boils down to underrepresentation. As someone who has worked for over a decade building other peoples dreams, brands and products into something tangible for the world. It only seemed right that I started to work and invest in myself to build my dreams from the ground up.

This is more than just another food idea or a random restaurant, you will have a hand in building a monumental institution in a city that is notoriously known for its lack of diversity for afro Caribbean culture. This will be the first Caribbean restaurant in San Francisco, a place that will welcome anyone regardless of race, religion or sexuality because what does that have to do with good music and even better food.

NOVEMBER 4TH, 2021
RED'S HOUSE X OUTSIDE LANDS 2021

Hi Everyone,

Just wanted to say hello and let you know what we've been up to. It's been an incredible whirlwind month leading up to Outside Lands 2021, the first in two years. We were honored to have been asked to vend this years special Halloween edition and sold out of food.

It was a truly epic event that kept our spark lit and reintroduced us to a whole new demographic, all of which want a restaurant. As we raise funds and hopefully meet our deadline to be able to do so much more than serve food but to create a place that you can escape to whenever you choose. We cannot wait to start our Feed a family program again as the prices of goods continue to rise, families and singles are in need more than ever and we want to do our part.

We were also featured in Forbes (linked article in in our press lineup).

OCTOBER 7TH, 2021
HELLO ALL

We chose this Platform because part of our mission has always been to create a community within a community. Before COVID-19 appeared we were well on our way to having a full scale restaurant, days before the lease signing the shut downs happened.

Our deal fell apart, investors pulled out and we were left seemingly stranded. But my hustle mentality which has guided me through this incredible food journey, kicked in and we pivoted our entire business model.

Relocating to a small commercial kitchen in Daly City allowed us to connect once more with the food because we were able to experiment and play with flavors as we once had when we first started our pop up dinners. It felt good to bring each meal out by hand to our customers, to see them and to hear how much they appreciated the food and our culture. Adapting the Takeout/Delivery Model has been crucial to our continued operations and success.

This experience has humbled me once more and brought me back to a place of exploration and creativity. I personally cannot wait to open the doors to the First Authentic Caribbean Restaurant in San Francisco and welcome you into a world of firsts. Thank You to all the Early Investors and Thank You to those that have yet to come.

We are in this together and your investment in us shows us the trust you have placed in us. We won't let you down if given the chance. - Chef

Christopher Russell

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovate Space, Purchase equipment, hire staff, cog $14,100

Mainvest Compensation $900

Total $15,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $2,190,000 $2,409,000 $2,577,630 $2,706,511 $2,787,706

Cost of Goods Sold $500,000 $550,000 $588,500 $617,924 $636,461

Gross Profit $1,690,000 $1,859,000 $1,989,130 $2,088,587 $2,151,245

EXPENSES

Rent $160,476 $164,487 $168,599 $172,813 $177,133

Utilities $13,406 $13,741 $14,084 $14,436 $14,796

Salaries $336,000 $369,600 $395,472 $415,245 $427,702

Insurance $3,000 $3,075 $3,151 $3,229 $3,309

Equipment Lease $0 $0 $0 $0 $0

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621

Operating Profit $1,166,118 $1,296,822 $1,396,268 $1,471,020 $1,516,166

This information is provided by Red's House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $15,000

Maximum Raise $200,000

Amount Invested $0

Investors 0

Investment Round Ends May 23rd, 2022

Summary of Terms

Legal Business Name PATOIS LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.8×

Investment Multiple 1.58×

Business's Revenue Share 0.2%-2.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2029

Financial Condition

Forecasted milestones

Red's House forecasts the following milestones:

Secure lease in San Francisco, CA by July, 2022

Hire for the following positions by September, 2022: Servers, Back of House positions and Front of House Positions.

No current operating history

Red's House was established in 2014 but only became an LLC in September 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Red's House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Red's House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Red's House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Red's House's core business or the inability to compete successfully against the with other competitors could negatively affect Red's House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Red's House's management or vote on and/or influence any managerial decisions regarding Red's House. Furthermore, if the founders or other key personnel of Red's House were to leave Red's House or become unable to work, Red's House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Red's House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Red's House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Red's House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Red's House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Red's House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Red's House's financial performance or ability to continue to operate. In the event Red's House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Red's House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Red's House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Red's House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Red's House will carry some insurance, Red's House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Red's House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Red's House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Red's House's management will coincide: you both want Red's House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Red's House to act conservative to make sure they are best equipped to repay the Note obligations, while Red's House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Red's House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Red's House or management), which is responsible for monitoring Red's House's compliance with the law. Red's House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Red's House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Red's House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Red's House, and the revenue of Red's House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Red's House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's future ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Red's House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Sarah G. Pacifica, CA about 2 months ago

I believe in Chef Christopher - let's do this!

Wendy M. Barto, PA about 2 months ago

With the new, lowered investment target, where will you be applying the funds if you are closer to $20k than $250k? Will you be working out of the shared commissary, or will you be leasing your own restaurant? Will you have takeout and dine-in, or are you switching to catering? What was your revenue in 2021 compared to 2020?

Christopher R. San Francisco, CA about 2 months ago Red's House Entrepreneur

Hi Wendy, My apologies for the delay. in a perfect world, we would of loved or would love to reach an investment of $250k. But the reality is that because of who we are and what we look like, I hate to say it but we have to work twice maybe three or four times harder than that of our Non-Black counterparts. Our food is the BEST, our Hustle is stronger than most; having survived the closures of the pandemic was no easy feat yet with a proven concept. Our plan is to pair this fund raise with savings and lease our own restaurant. Realistically, We are close to securing a space that will allow for catering, takeout/delivery and dine-in. Not the fine dining that I envision but as we continue to work hard and grow our business in the after math of this global crisis, I ask that you have faith that we can make very little go a long way. It's something we had to learn to do, when opportunity isn't given we must hold on to everything we are presented with. Thank you for your continued support!

Wendy M. Barto, PA about 1 month ago

Thank you Chef Christopher. Glad to hear you will be able to lease a space for dine-in and take-out, and happy to see more investors coming on board!

Hugh H. Waimanalo, HI about 2 months ago

I want to invest in this company because my girlfriend lives in San Fran and would love to support the local community, but the balance sheet is throwing me off. Please could you look at that because I get super nervous when assets don't equal liabilities and equity. But the concept is so cool, and it looks delicious. The numbers are off, and the revenue forecasts are so high (but I hope they turn out to be true!)

Christopher R. San Francisco, CA about 2 months ago Red's House Entrepreneur

What you are seeing is the minimum commitment in terms of hours and product availability. We were operating out of a shared commissary space and were on of the first there to pivot our business to accommodate Takeout/Delivery model. A shared ghost kitchen if you will. With the other small businesses all competing for space and coveted hour slots as the covid restrictions lifted we were forced to scale back on product and hours. $130k is based on a 2 person team operating the kitchen 2 - 3 days a week at a maximum of 5-6 hours.

Christopher R. San Francisco, CA about 2 months ago Red's House Entrepreneur

Expenses every month for the year came to $9,500/$114,000 a year. Yes, Red's is going to operate 4 - 5 days a week. (4pm - 10pm) Weekdays and (11am-3pm, 5pm-10pm) Weekends. The work never stops, we both experiment on new menu items, work on different opportunities to grow our brand such as partnering with American Express Gold card this past summer for a pop up event sponsored by their Gold Card x Resy at The palace of fine arts. We also partnered with Outside Lands to Vend this Past Weekend, We are always trying to find the right fit in terms of building brand awareness. We are also working on our Condiment Brand which has been sold and tested through Red's House and will eventually be available in other retailers worldwide.

Christopher R. San Francisco, CA about 2 months ago Red's House Entrepreneur

this is very much a FULL TIME OPERATION and will be ran as such. All profits from anything that is created and sold through the restaurant will be used in the repayment and running of the space. I want to utilize this space for maximum profitability! Our hours are still negotiable as we have to tackle the staff shortage issue that is currently plaguing many restaurant owners and small businesses in America currently. The beauty of our business is that we have worked from the ground up and dealt with issues like this that have come up in the past, When staff did not show up. With a staff of 2 and a dinner party of 60, we had no choice but to roll up our sleeves and get to work. I've been janitor, repair man, interior decorator, server, Busboy, Register, sales associate, tech, accountant, social media manager, videographer and this is all in addition to running the kitchen as executive chef. Sir, Have some faith and if you support our cause, love good food and want to make some money in the process then Invest in us.

william s. Woodland Hills, CA 2 months ago

Going to be making my first investments on this site in about a week. Have to say I am more excited about this business than any of the others I have looked at so far.

Imani J. San Francisco, CA 2 months ago

I always loved your food, and when you guys disappeared off Yelp during the pandemic, I was distraught! This is my favorite restaurant, and it felt wrong to be without it. I hosted Thanksgiving and ordered some of your food, and it was a HIT. Their customer service is impeccable as well, so let's make sure a brick and mortar allow the world to bear knowledge of your delectable craft.

Mariah M. Walnut Creek, CA 3 months ago

I invested because, I truly believe that this company will go far. I've eaten plenty of Caribbean food growing up in a Jamaican household. And when I eat from Reds House it truly tastes like home.

Ronnie C. San Francisco, CA 5 months ago

So excited to support this new West Indian Restaurant in SF where it's much needed. Can't wait to eat here as soon as they open up.

melissa c. San Francisco, CA 6 months ago

I invested because San Francisco needs more Caribbean food!

Sarah G. Pacifica, CA 7 months ago

I invested because the curry goat and oxtail are to die for!

LON I. Cheshire, CT 7 months ago

is this a full time operation-- little confused to only sell $130k in entire year. How much are monthly sales and expenses now please

Christopher R. San Francisco, CA 7 months ago Red's House Entrepreneur

Hi Lon, Apologies for the delayed reply. We actually just wrapped up Vending at Outside Lands, the first in two years. What you are seeing is the minimum commitment in terms of hours and product availability. We were operating out of a shared commissary space and were on of the first there to pivot our business to accommodate Takeout/Delivery model. A shared ghost kitchen if you will. With the other small businesses all competing for space and coveted hour slots as the covid restrictions lifted we were forced to scale back on product and hours. $130k is based on a 2 person team operating the kitchen 2 - 3 days a week at a maximum of 5-6 hours.

LON I. Cheshire, CT 7 months ago

ok now I understand more. With just quick numbers-- of the $130- what were all expenses out of the $130k. Also is Reds going to be full time with the investments. What do both owers do the rest o the 4 days when not at Reds

Christopher R. San Francisco, CA 7 months ago Red's House Entrepreneur

Expenses every month for the year came to $9,500/$114,000 a year. Yes, Red's is going to operate 4 - 5 days a week. (4pm - 10pm) Weekdays and (11am-3pm, 5pm-10pm) Weekends. The work never stops, we both experiment on new menu items, work on different opportunities to grow our brand such as partnering with American Express Gold card this past summer for a pop up event sponsored by their Gold Card x Resy at The palace of fine arts. We also partnered with Outside Lands to Vend this Past Weekend, We are always trying to find the right fit in terms of building brand awareness. We are also working on our Condiment Brand which has been sold and tested through Red's House and will eventually be available in other retailers worldwide.

LON I. Cheshire, CT 7 months ago

my last question. Any investment I do - just want to be sure of repayment, so this is why I ask questions. So it apprears this will be part time. Why is it part time. The rent you will pay will be full time, refrigeration electrictty is running 24/7, any workers will want at least 8 hrs pay or more. In the times that you are open are you charging $200-300 a meal to cover reduced open times. Also with your condiment brand. If that starts selling-- does the investment we do get profits from that

Christopher R. San Francisco, CA 7 months ago Red's House Entrepreneur

Lon, I don't mind your questions at all. Thats the only way to truly know what your investing in and you want to know more about the business. Ask away! So I don't know what your understanding of Part - time and full time but this is very much a FULL TIME OPERATION and will be ran as such. All profits from anything that is created and sold through the restaurant will be used in the repayment and running of the space. I want to utilize this space for maximum profitability! Our hours are still negotiable as we have to tackle the staff shortage issue that is currently plaguing many restaurant owners and small businesses in America currently. The beauty of our business is that we have worked from the ground up and dealt with issues like this that have come up in the past, When staff did not show up. With a staff of 2 and a dinner party of 60, we had no choice but to roll up our sleeves and get to work. I've been janitor, repair man, interior decorator, server, Busboy, Register, sales associate, tech, accountant, social media manager, videographer and this is all in addition to running the kitchen as executive chef. Sir, Have some faith and if you support our cause, love good food and want to make some money in the process then Invest in us.

Nicholas B. 8 months ago

Why don't you bootstrap out of Daly City? It seemed to be working. I live down the street and have been trying to eat there but it's hit and miss at best..Maybe get a food truck going for the Warf. Idk. You definitely have the best irie grub in the Bay area. I don't really want it in a fancy place. Road side with some reggea blasting would be more authentic. Lol

Christopher R. San Francisco, CA 7 months ago Red's House Entrepreneur

Hi Nicholas, Must easier said than done my friend. Covid forced us to relocate out of our shared space in San Francisco (see eater article linked) and when we found the commercial kitchen in Daly City, it was perfect. We were the only business that was operating there in March and are very proud of the Takeout/Delivery model that we've built because of customers like yourself. As our business grew so did the need for space and time of which the kitchen was not willing to accommodate us as restrictions were lifted and his original tenants started to come back. It's a matter of space and growth which are good problems to have, the only problem is finding another temporary solution until we are able to have our own place.

Christopher R. San Francisco, CA 8 months ago Red's House Entrepreneur

We chose this Platform because part of our mission has always been to create a community within a community. Before COVID-19 appeared we were well on our way to having a full scale restaurant, days before the lease signing the shut downs happened. Our deal fell apart, investors pulled out and we were left seemingly stranded. But my hustle mentality which has guided me through this incredible food journey, kicked in and we pivoted our entire business model. Relocating to a small commercial kitchen in Daly City allowed us to connect once more with the food because we were able to experiment and play with flavors as we once had when we first started our pop up dinners. It felt good to bring each meal out by hand to our customers, to see them and to hear how much they appreciated the food and our culture. Adapting the Takeout/Delivery Model has been crucial to our continued operations and success. This experience has humbled me once more and brought me back to a place of exploration and creativity. I personally cannot wait to open the doors to the First Authentic Caribbean Restaurant in San Francisco and welcome you into a world of firsts. Thank You to all the Early Investors and Thank You to those that have yet to come. We are in this together and your investment in us shows us the trust you have placed in us. We won't let you down if given the chance. - Chef Christopher Russell

Stacey W. San Bruno, CA 8 months ago

I invested because I had food from Red's House and it was amazing and the owner was so super nice! I'm so happy to support a small business!

Christopher R. San Francisco, CA 8 months ago Red's House Entrepreneur

Stacey, we love you for it. Thank You for your support it means more to us than you'll ever know.

Red's House isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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